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GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL
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* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY PAULA N. RAMOS NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER
Direct Dial: (212) 403-1331 Direct Fax: (212) 403-2331 E-Mail: JRCammaker@wlrk.com

September 16, 2019
Via EDGAR and Courier

John Stickel
John Dana Brown
Division of Corporation Finance
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Otis Worldwide Corporation Draft Registration Statement on Form 10 Confidentially Submitted August 9, 2019 CIK No. 0001781335

Dear Mr. Stickel and Mr. Brown:

On behalf of our client, Otis Worldwide Corporation (the “Company”), set forth below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated August 29, 2019, regarding the Company’s draft registration statement on Form 10 (the “Registration Statement”) confidentially submitted to the Securities and Exchange Commission on August 9, 2019.  In connection with this letter responding to the Staff’s comments, the Company is confidentially submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  In addition to confidentially submitting this letter by EDGAR, we are separately furnishing to the Staff two courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

U.S. Securities and Exchange Commission
September 16, 2019

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of the Company.  All page references in the response set forth below refer to pages of Amendment No. 1.

General, page i

1.
Please confirm in a cover letter to the nonpublic draft submission that you will publicly file your registration statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the registration statement for your listing on a national securities exchange.

Response:  The Company acknowledges the Staff’s comment and is submitting, simultaneously with Amendment No. 1, a cover letter confirming that the Company will publicly file its registration statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the registration statement for listing on a national securities exchange.

2.
We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state there is uncertainty as to whether a court would enforce such provision that the investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filing that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

U.S. Securities and Exchange Commission
September 16, 2019

Response:  In response to the Staff’s comment, the disclosure on pages 40 and 113 of Amendment No. 1 has been revised.

The Separation and Distribution, page 15

3.	Please briefly identify the assets as well as liabilities and obligations to be allocated pursuant to the Separation and Distribution Agreement and other ancillary agreements.

Response:  In response to the Staff’s comment, the disclosure on pages 16-17 and 98-100 of Amendment No. 1 has been revised.

Risk Factors, page 21

4.
Consistent with your disclosure on page 65, please add a risk factor or update an existing risk factor to discuss the fact that your new equipment unit sales in China represent over half of our global sales by unit volume.

Response:  In response to the Staff’s comment, the disclosure on pages 13 and 22-23 of Amendment No. 1 has been revised.

Your percentage of ownership in Otis may be diluted in the future, page 37

5.
Please disclose here information concerning plans, if any, to issue equity awards to directors, officers and other employees, as well as any acquisitions or capital market transactions you are presently considering.

Response:  In response to the Staff’s comment, the disclosure on page 39 of Amendment No. 1 has been revised.

Cautionary Note Regarding Forward-Looking Statements, page 40

6.
We note the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Please tell us why you believe the safe harbor is available to you. Refer to Section 21E of the Exchange Act.

Response:  In response to the Staff’s comment, the disclosure on page 41 of Amendment No. 1 has been revised to eliminate the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995.

U.S. Securities and Exchange Commission
September 16, 2019

Unaudited Combined Pro Forma Financial Information
Note 2. Pro Forma Adjustments, page 60

7.
We note your disclosure under Executive Compensation and Director Compensation that prior to effectiveness, compensation for Executives and Directors will be finalized. If there are new compensation contracts that are directly a result of the merger and factually supportable, please revise your pro forma financial statements to include disclosure of any material contractual terms and applicable pro forma adjustments.

Response:  The Company acknowledges the Staff’s comment and respectfully confirms that that the Company will reflect any such compensation contracts in the pro forma financial statements as appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

8.
We note from your disclosure on page 7 that following the distribution, you will enter into a Separation Agreement to effect the separation, and a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement and Intellectual Property agreement that will govern the relationship between Otis, Carrier and UTC subsequent to the completion of the separation and distribution and provide for the allocation between UTC, Carrier and Otis of UTC’s assets, liabilities and obligations attributable to periods prior to the separation from UTC. Once the terms of these agreements have been determined, please revise your disclosure in your MD&A section to discuss the significant amounts and terms related to these agreements.

Response:  The Company acknowledges the Staff’s comment.  In response to the Staff's comment, the disclosure on pages 73-74 of Amendment No. 1 has been revised. The Company confirms that, once the terms of these agreements have been determined, to the extent there are significant amounts and terms related to these agreements that are required to be disclosed in the MD&A section of the Registration Statement, the Company intends to provide any such additional required information in subsequent amendments to the Registration Statement.

Off-Balance Sheet Arrangements and Contractual Obligations, page 81

9.
We note that your table of contractual obligations and commitments is presented as of December 31, 2018. In light of the intention to enter into debt financing arrangements prior to or as part of the separation, please consider adding a note or revising to include a pro forma table of contractual obligations which reflects the timing of payments, if significant, related to the new arrangements. Your Liquidity section should also be revised to describe the nature and terms of this new debt.

U.S. Securities and Exchange Commission
September 16, 2019

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the terms of the new debt financing arrangements are not yet known.  The Company confirms that it will provide the relevant disclosure as such information becomes available.

Combined Financial Statements
Note 18-Contingent Liabilities, page F-36

10.
From your disclosures under Separation Agreement on page 97, we note that certain liabilities, including in respect of environmental or asbestos matters, will transfer to Otis. However, we note that your disclosure in Note 18 does not mention any asbestos matters. Please note that in accordance with ASC 450-20-50-1, the nature (and possibly amount) of any accruals made for a loss contingency should be disclosed in the notes to your financial statements. Also, ASC 450-20-50-3 requires that if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please confirm your compliance with the requirements of ASC 450-20-50 and that you will revise your disclosures in future filings, as applicable.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that an accrual for a loss contingency related to asbestos was made in accordance with the accounting requirements of ASC 450-20.  The Company considered the disclosure requirements of ASC 450-20-50-1, and deemed the amount of the asbestos liability not material to its financial statements.  However, in response to the Staff’s comment, the Company confirms that it will provide the following disclosure in its financial statements for 2019 (updated as applicable for 2019), which will be filed in a subsequent amendment to the Registration Statement once available:

“Asbestos Matters

We have been named as defendants in lawsuits alleging personal injury as a result of exposure to asbestos. While we have never manufactured any asbestos-containing component parts, and no longer incorporate asbestos in any current products, certain of our historical products have contained components manufactured by third parties incorporating asbestos. A substantial majority of these asbestos-related claims have been dismissed without payment or were covered in full or in part by insurance or other forms of indemnity. Additional cases were litigated and settled without any insurance reimbursement. The amounts involved in asbestos-related claims were not material individually or in the aggregate as of and for the year ended December 31, 2018.

U.S. Securities and Exchange Commission
September 16, 2019

The amounts recorded for asbestos-related liabilities are based on currently available information and assumptions that we believe are reasonable and are made with input from outside actuarial experts. Our actual liabilities or insurance recoveries could be higher or lower than those recorded if actual results vary significantly from the assumptions. Key variables in these assumptions include the number and type of new claims to be filed each year, the outcomes or resolution of such claims, the average cost of resolution of each new claim, the amount of insurance available, allocation methodologies, the contractual terms with each insurer with whom we have reached settlements, the resolution of coverage issues with other excess insurance carriers with whom we have not yet achieved  settlements and the solvency risk with respect to our insurance carriers. Other factors that may affect our future liability include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, legal rulings that may be made by state and federal courts and the passage of state or federal legislation.

The estimated range of total liabilities to resolve all pending and unasserted potential future asbestos claims through 2059 is approximately $24 million to $46 million. Because no amount within the range of estimated liabilities is more likely to occur than any other, we have recorded the minimum amount of $24 million, which is principally recorded in Other long-term liabilities on our Combined Balance Sheet as of December 31, 2018. Amounts are on a pre-tax basis, not discounted, and exclude the Business’ legal fees to defend the asbestos claims (which will continue to be expensed as they are incurred). In addition, the Business has an insurance recovery receivable for probable asbestos related recoveries of approximately $5 million, which is included primarily in Other assets on our Combined Balance Sheet as of December 31, 2018.”

*          *          *          *          *          *

U.S. Securities and Exchange Commission
September 16, 2019

If you have any questions concerning the Registration Statement or require any additional information in connection with the confidential submission, please do not hesitate to contact the undersigned at (212) 403-1331 or JRCammaker@wlrk.com, or my colleagues Edward J. Lee, at (212) 403-1155 or EJLee@wlrk.com, or Jenna E. Levine at (212) 403-1172 or JELevine@wlrk.com.

Sincerely yours,

/s/ Joshua R. Cammaker
Joshua R. Cammaker

cc:
Sean Moylan, United Technologies Corporation
Drew K. Barber, United Technologies Corporation
Debra F. Guss, United Technologies Corporation
Ted Perrault, United Technologies Corporation
Edward J. Lee, Wachtell, Lipton, Rosen & Katz
Jenna E. Levine, Wachtell, Lipton, Rosen & Katz